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Exhibit 12.1

TRIQUINT SEMICONDUCTOR, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

	Years ended December 31,
	2002	2001	2000
Income (loss)	$(124,319)	$(40,543)	$196,478
Add: Fixed charges, net capitalized interest	13,335	17,992	17,750

Earnings (loss) before fixed charges	$(110,984)	$(22,551)	$214,228

Fixed charges:
Interest expense including amortization of debt issuance costs	$13,335	$17,992	$17,750
Capitalized interest	—	448	193

Total fixed charges	$13,335	$18,440	$17,943

Ratio of earnings to fixed charges (1)	—	—	12:1

(1)
For the years ended 2002 and 2001, the Company had a deficiency of earnings of compared to its fixed charges of $124,319 and $40,991, respectively.

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  Exhibit 12.1
TRIQUINT SEMICONDUCTOR, INC. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (in thousands)